ABLEAUCTIONS.COM, INC.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

ABLEAUCTIONS.COM, INC.

CONSOLIDATED BALANCE SHEET

(Unaudited)

	SEPTEMBER 30	DECEMBER 31
	2007	2006
ASSETS
Current
Cash and cash equivalents	$ 819,616	$ 1,004,558
Accounts receivable – trade, net of allowance	1,574,614	1,436,764
Loans receivable (Note 3)	2,137,173	4,092,852
Inventory	997,576	860,643
Prepaid expenses	134,956	47,849
Notes receivable	-	1,931
	5,663,935	7,444,597

Other receivable	197,522	99,961
Deposits (Note 5b)	495,202	-
Intangible Assets (Note 6)	385,554	430,534
Property and Equipment	3,193,397	2,857,322
Property Held for Development (Note 5)	3,936,186	1,455,031
Investment in Joint Venture (Note 7)	1,459,984	1,237,269

	$ 15,331,780	$ 13,524,714

LIABILITIES
Current
Accounts payable and accrued liabilities	37,173	85,788
Deferred revenue	12,815	-
Bank loan (Note 9)	25,000	548,694
	74,988	634,482

SHAREHOLDERS’ EQUITY

Capital Stock (Note 10)
Authorized:
100,000,000 common shares with a par value of $0.001
Issued and outstanding:
65,348,009 common shares at September 30, 2007
62,406,834 common shares at December 31, 2006	65,348	62,406
Additional paid-in capital	37,873,636	37,319,119

Deficit	(24,494,975)	(24,687,597)
Accumulated Other Comprehensive Income	2,050,035	196,304
Treasury stock, at cost	(237,252)	-
	15,256,792	12,890,232
Contingent Liabilities (Note 8)
	$ 15,331,780	$ 13,524,714

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	3 MONTHS ENDED SEPTEMBER 30		9 MONTHS ENDED SEPTEMBER 30
	2007	2006	2007	2006

Revenues
Sales	$ 1,321,108	$ 1,237,671	$ 4,169,992	$ 5,079,597

Cost Of Revenues	731,897	732,963	2,235,725	3,222,170
Gross Profit	589,211	504,708	1,934,267	1,857,427

Investment Income	86,017	151,005	325,981	454,717
	675,228	655,713	2,260,248	2,312,144

Expenses
Operating expenses (Note 13)	632,014	560,471	1,943,882	1,971,506
Depreciation and amortization	61,589	46,438	132,880	138,310
	693,603	606,909	2,076,762	2,109,816
Income Before Other Items	(18,375)	48,804	183,486	202,328

Other Items
Foreign exchange gain (loss)	(349)	134	(349)	559
Share of net income of joint venture (Note 7)	1,775	-	9,485	- -
Loss on sale of Asset	-	(1,413)	-	(1,413)
Gain on sale of property held for development	-	-	- -	26,131
	1,426	(1,279)	9,136	25,277

Income (Loss) For The Period	$ (16,949)	$ 47,525	$ 192,622	$ 227,605

Basic And Diluted Income Per Share
Income from continuing operations	$ 0.000	$ 0.001	$ 0.003	$ 0.004
Income for the period	$ 0.000	$ 0.001	$ 0.003	$ 0.004

Weighted Average Number Of Shares Outstanding	65,348,009	62,406,834	64,238,335	62,406,834

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

	3 MONTHS ENDED SEPTEMBER 30		9 MONTHS ENDED SEPTEMBER 30
	2007	2006	2007	2006

Income for the Period	$ (16,949)	$ 47,525	$ 192,622	$ 227,605

Other Comprehensive Income (loss), net of tax
Foreign currency translation adjustment	823,642	(24,180)	1,853,731	310,728

Consolidated Comprehensive Income	$ 806,693	$ 23,345	$ 2,046,353	$ 538,333

Basic and Diluted Comprehensive Income per Share	$ 0.012	$ 0.000	$ 0.032	$ 0.009

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	9 MONTHS ENDED SEPTEMBER 30
	2007	2006

Cash Flows From Operating Activities
Income for the period from continuing operations	$ 192,622	$ 227,605
Non-cash items included in net Income:
Depreciation and amortization	132,880	138,310
Stock based compensation (Note 10)	29,224	4,808
Loss on sale of asset	-	1,413
Joint Venture Income	(9,485)	-
Gain on sale of property held for development	-	(26,131)
	345,241	346,005
Changes in operating working capital items:
Decrease (Increase) in accounts receivable	(55,546)	10,722
Decrease (Increase) in inventory	(28,827)	328,607
Decrease (Increase) in prepaid expenses	(69,683)	197,536
Decrease in marketable securities	-	3,091,017
Increase (Decrease) in accounts payable and accrued liabilities	(52,154)	70
Increase (Decrease) in deferred revenue	10,939	14,856
Net cash from operating activities	149,970	3,988,813

Cash Flows From Investing Activities
Purchase of property and equipment, net	(10,907)	(129,435)
Purchase of property held for development	(1,945,093)	(89,575)
Proceeds from sale of property held for development	-	322,134
Loan advances	(1,314,073)	(2,001,796)
Loan repayment	3,582,607	-
Investment in intangible assets	-	(90,533)
Investment in joint venture	-	(1,290,072)
Other receivables	(68,646)	-
Deposits	(462,386)	-
Note receivable	1,931	3,155
Net cash used in Investing Activities	(216,567)	(3,276,122)

Cash Flows From Financing Activities
Proceed from Bank Loan	25,000	-
Repayment of Bank Loan	(548,694)	(1,395,349)
Exercise of options	-	36,000
Proceeds from issuance of capital stock, net	528,235	-
Purchase of treasury stock	(237,252)	-
Net cash used in financing activities	(232,711)	(1,395,349)

Change In Cash And Cash Equivalents For The Period	(299,308)	(646,658)
Cash And Cash Equivalents, Beginning Of Period	1,004,558	955,554
Effect Of Exchange Rates On Cash	114,366	310,728

Cash And Cash Equivalents, End Of Period	$ 819,616	$ 619,624

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

(Unaudited)

1.

BUSINESS AND BASIS OF ORGANIZATION

Ableauctions.com, Inc. (the 'Company') was organized on September 30, 1996, under the laws of the State of Florida, as J.B. Financial Services, Inc.  On July 19, 1999, an Article of Amendment was filed with the State of Florida to change the Company's name from J.B. Financial Services, Inc. to Ableauctions.com, Inc.

The Company provides services to businesses to assist with managing merchandise.  Through its subsidiary, Unlimited Closeouts, Inc., it provides liquidation services to businesses with overstock.  Through its subsidiary ICollector.com Technologies Ltd., it provides auction broadcast technology and facilitator services that allow businesses to take advantage of the on-line auction marketplace.  Through its subsidiary, Rapidfusion Technologies, Inc., it develops and sells point-of-sale software.  Through Ableauctions.com Inc., it manages an investment portfolio.  Through Axion Investment Corp. (“Axion”), it manages various types of investments.  Through Gruv Development Corporation and 0716590 B.C. Ltd., it engages in real estate development.

The Company's operating subsidiaries are:

Ableauctions.com (Washington) Inc., a U.S. based auction business.

Rapidfusion Technologies Inc., a Canadian based Internet auction business.

Icollector.Com Technologies Ltd., a Canadian based Internet auction facility.

Jarvis Industries Ltd., a Canadian based liquidation business

ICollector International, Ltd., a U.S. based Internet auction business

Unlimited Closeouts, Inc., a U.S. based liquidation business.

Axion Investment Corp., a Canadian based investment business.

Itrustee.Com International, Ltd. a U.S. based liquidation business.

0716590 B.C.

Ltd., a Canadian based real estate holding company

Gruv Development Corporation, a Canadian based real estate development company

AAC Holdings Ltd., a Canadian-based holding company (incorporated on April 24, 2007)

The unaudited consolidated financial statements of the Company at September 30, 2007 include the accounts of the Company and its wholly-owned subsidiaries, and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim period.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in these interim statements under the rules and regulations of the Securities and Exchange Commission (“SEC”).  Accounting policies used in fiscal 2007 are consistent with those used in fiscal 2006.  The results of operations for the nine month period ended September 30, 2007 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2007. These interim financial statements should be read in conjunction with the financial statements for the fiscal year ended December 31, 2006 and the notes thereto included in the Company’s Form 10KSB filed with the SEC on March 31, 2007.  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

2.

COMPARATIVE FIGURES

The Company previously presented the proceeds from sale of marketable securities as investment activities in the statement of cash flows, when they should be reflected as operating activities.  The following presents the effect on the Company’s previously issued financial statements for the nine month period ended September 30, 2006.  There is no effect on the financial statements for the nine month period ended September 30, 2007.

Statement of cash flows for the nine month period ended September 30, 2006:

	Previously	Increase
	Reported	(Decrease)	Amended
Cash flow from operating activities	$ 897,796	$ 3,091,017	$ 3,988,813
Cash flow from investing activities	(185,105)	(3,091,017)	(3,276,122)

3.

LOANS RECEIVABLE

	September 30, 2007	December 31, 2006
i) Loan advanced on October 15, 2005 in the amount of $115,000 CAD, bears interest at 10% per annum (receivable at $1,045 CAD per month), with the principal due for repayment on October 15, 2006, and secured by a mortgage on the property of the borrower. The loan was subsequently renewed under the same terms and is due for repayment on October 14, 2008.	115,601	98,679

ii) Loan advanced on October 17, 2005 in the amount of $2,200,000 CAD, bears interest at 9.75% per annum (receivable at $17,875 CAD per month), with the principal due for repayment on October 17, 2006, and secured by a mortgage on the property of the borrower and personal guarantees. The loan was not repaid on the due date and the Company applied for an Order Nisi which was granted on July 9, 2007. The loan was repaid on August 8, 2007.	- -	1,887,763

iii) Loan advanced in the amount of $230,000 CAD, bears interest at 10% per annum (receivable at $1,917 CAD per month), with the principal due for repayment on April 4, 2007. The loan was subsequently renewed under the same terms and is due for repayment on Jan 1, 2008. The loan is secured by a mortgage on the property of the borrower and a General Security Agreement.	231,202	197,357

iv) Loan advanced in the amount of $55,000 CAD, bears interest at 10% per annum (receivable at $458 CAD per month), with the principal due for repayment on February 9, 2008, and secured by a mortgage on the property of the borrower and a personal guarantee of the borrower.	55,287	47,194

v) Loan advanced in the amount of $603,750 CAD, bears interest at 11% per annum (receivable at $5,534 CAD per month), with the principal due for repayment on April 22, 2007, and secured by a mortgage on the property of the borrower. The loan was repaid on February 22, 2007.	-	518,062

vi) Loan advanced in the amount of $237,000 CAD, bears interest at 11% per annum (receivable at $1,975 CAD per month), with the principal due for repayment on May 27, 2007, and secured by a mortgage on the property of the borrower. The loan was subsequently renewed under the same terms and is due for repayment on December 31, 2007.	238,239	203,364

vii) Loan advanced in the amount of $179,060 CAD, bears interest at 11% per annum (receivable at $1,492 CAD per month), with the principal due for repayment on May 1, 2008, and secured by a mortgage on the property of the borrower.	179,996	153,647

viii) Loan advanced in the amount of $1,150,000 CAD, bears interest at 10.5% per annum (receivable at $10,063 CAD per month), with the principal due for repayment on October 13, 2007 and secured by a mortgage on the property of the borrower and personal guarantees of the shareholders of the borrower. The loan was repaid on May 9, 2007.	-	986,786

ix) Loan advanced in the amount of $140,000 CAD, bears interest at 15% per annum (receivable at $1,750 CAD per month), with the principal due for repayment on February 28, 2008, and secured by a mortgage on the property of the borrower.	140,732	-

x) Loan advanced in the amount of $1,125,000 CAD, bears interest at 12% per annum (receivable at $11,500 CAD per month), with the principal due for repayment on February 15, 2008 and secured by a mortgage on the property of the borrower and personal guarantees of the shareholders of the borrower. The loan was subsequently repaid on October 2, 2007.	1,130,881	-

xi) Loan advanced on August 7, 2007 in the amount of $45,000 CAD, bears interest at 9.75% per annum (receivable at $333 CAD per month), with the principal due for repayment on August 8, 2008, and secured by a mortgage on the property of the borrower and personal guarantees.	45,235	-

	$ 2,137,173	$ 4,092,852

4.

RELATED PARTY TRANSACTIONS

a)

During the nine month period ended September 30, 2007, the Company incurred $117,000 (2006: $117,000) in management fees to a director of the Company.

b)

During the nine month period ended September 30, 2007, the Company incurred rent expense of $29,769 (2006: $ Nil) to a private company owned by the wife of the Company’s president.

On July 31, 2007, pursuant to the sale of the property, the rental agreement was reassigned to an unrelated company, 796257 BC Ltd.

5.

PROPERTY HELD FOR DEVELOPMENT

a)

On May 4, 2005, the Company, through its wholly owned subsidiary 0723074 B.C. Ltd., purchased a single dwelling house for the purpose of rental income located at 1880 Coleman Avenue in Coquitlam, British Columbia.  The purchase price was $242,411 and was paid in cash.  During the 2005 and 2006 years, additional costs of $58,242 were incurred as improvements to the property.

On March 2, 2006, the Company, through its wholly owned subsidiary, 0723074 B.C. Ltd., completed the sale of the property.  The sale price of the property was $388,608 in cash. The sale price was negotiated between the Company and the buyers, Michael and Agnes Piotrowski. Mr. Piotrowski is employed by the Company.

In consideration of the purchase, the Company agreed to provide an additional $61,824 to the Purchaser to complete improvements to the property, which was accounted for as a reduction in sales price.  The Company also advanced a loan to the buyers in the amount of $55,000 (CAD) for a term of 1 year, bearing an interest rate of 10% per annum.  Interest is receivable monthly, with the principal due for repayment on February 9, 2008.  The loan is secured by the personal guarantee of the borrowers and a mortgage on the property.  The loan receivable was considered collectible pursuant to the criteria outlined in SFAS 66.

b)

On August 3, 2005, the Company entered into a Contract of Purchase and Sale (the “Agreement”) for property located at 9655 King George Highway, Surrey, British Columbia V3T 2V3 (the “Property”).  The Agreement was subject to the Company’s satisfactory investigation of the development potential of the Property.  This investigation was completed on August 9, 2005, at which time the Company released to the seller, Imara Venture Ltd. (the “Seller”), a down payment of $41,195 to be credited against a total purchase price of $1,270,000.  The remaining balance was paid in cash on August 15, 2005.  The purchase price was negotiated between the Company and the Seller, who are not related to each other.

The Company, through Axion, intends to develop the vacant land purchased consisting of approximately 1.46 acres that is zoned for mixed commercial and residential use located in Surrey, British Columbia.  The Company intends to develop the property by improving it with a retail facility of approximately 4,326 square feet and with a residential complex of approximately 91,132 square feet which will consist of 111 condominiums (the “Development”).  The Company estimates that the total cost to develop the property will be approximately $21.2 million CAD, which includes land, soft costs, construction and financing.  The Company’s wholly-owned subsidiary, Gruv Development Corporation (formerly known as 0723074 B.C. Ltd.), will develop this project.

On March 16, 2007, the Company filed a disclosure statement with the Superintendent of Real Estate under the Real Estate Development Marketing Act of British Columbia to pre-sell the units.  The Company engaged the services of Platinum Project Marketing Group and Macdonald Realty Ltd. to market the strata lots and, by May 9, 2007, the Company had entered into agreements to pre-sell 100% of the condominiums prior to construction.  The Company has placed approximately $2.34 million CAD in deposits into a trust account with Macdonald Realty Ltd.  If the Company is successful in selling all of the condominiums, it expects to receive sale proceeds of approximately $25.4 million CAD.

The Company has advanced performance bonds for service and work totaling $505,017 CAD to the City of Surrey, as commitment for the project.  On satisfactory completion of the intended service and work, the City of Surrey will refund the deposits to the Company.

The Company has obtained a building permit from the City of Surrey and a conditional credit facility from the Royal Bank of Canada for the development of its proposed condominium project in Surrey.  The amount of the credit facility is $14.35 million CAD.  Under the terms of the credit facility issued by the Royal Bank of Canada, the borrower, Axion Investment Corporation is required to spend approximately $4.83 million CAD on the project.  As of September 30, 2007, Axion had spent approximately $3.94 million CAD.  The credit facility is secured by guarantees from Axion Investment Corporation and Ableauctions.com Inc., by a general security agreement over all assets of Axion Investment Corporation and by the property.  The advances will accrue interest at the rate of prime plus .50% per annum.

The credit facility is conditional upon a number of requirements, including appraisal of the project, an environmental report, a soils report, confirmation of permits and approvals, engagement of a project monitor, schedule of pre-sales contracts, insurance, fixed price contracts for at least 80% of the project hard construction costs, and other requirements that the bank may reasonably require.

As of September 30, 2007, no amount has been advanced under the credit facility.

If the Development is suspended for any reason, including but not limited to the Company’s inability to obtain financing or permits, the Company will not be able to recover all of its expenses.  There can be no assurance that the development will be successful or that developing the property in this manner will increase, or even maintain, its value.

6.

INTANGIBLE ASSETS

Intangible assets are comprised of the following:

		Sept 2007
		ACCUMULATED
	COST	AMORTIZATION	NET

Non-competition agreement	$150,000	$150,000	$-
Affiliate related relationship	100,000	23,333	76,667
Intellectual property	338,034	29,147	308,887

	$588,034	$202,480	$385,554

		Dec 2006
		ACCUMULATED
	COST	AMORTIZATION	NET

Non-competition agreement	$150,000	$141,667	$8,333
Affiliate related relationship	100,000	15,833	84,167
Intellectual property	338,034	-	338,034

	$588,034	$157,500	$430,534

Non-competition agreement consists of payments made to three former principals of a company that was a direct competitor of Ableauctions.  In consideration of payments received in 2004 for $150,000, the former principals agreed to cease any activities that directly compete with Ableauctions for a period of three years.  The cost is amortized on a straight-line basis over three years.

On June 1, 2005, the Company made a cash payment in the amount of $100,000 to an unrelated third party as consideration for exclusive rights relating to that party’s auction services.  The cost is amortized on a straight-line basis over ten years.

During the 2007 and 2006 periods, the Company incurred development costs to enhance the current on-line auction technology.  These costs include fees paid to programmers to develop the systems, software and processes related to the enhancement.  The Company has completed the final stage in July 2007, and has started to amortize the costs over the estimated useful life of the technology of three years beginning in July 2007.

7.

INVESTMENT IN JOINT VENTURE

On July 14, 2006 Axion Investment Corp. (“Axion”), a wholly-owned subsidiary of the Company, entered into a Joint Venture Agreement (the “Agreement”) with two unrelated parties, Can-Italia Industries (“Can-Italia”) and 449991 B.C. Ltd. (“449991”), to form a joint venture for the purpose of purchasing two vacant lots located in Langley, B.C. for development (the “Project”).  On July 28, 2006, Axion entered into a supplemental agreement with these two parties in respect to an arrangement for a bank loan to fund the purchase price and related expenses of acquiring the properties in the Project.

Pursuant to the Agreement, a new company, Township Holdings Ltd. (“THL”), has been formed and is jointly owned by the venturers.  All expenses incurred and all profits earned by THL in conjunction with the Project are to be allocated in equal shares among Axion and the two unrelated parties.  The initial deposit was provided by Axion and 449991 BC Ltd.  The total purchase price of the property to be developed was $3,096,172.  During the 2006 year, Axion paid its share of the investment in the amount of $1,290,072.

Pursuant to the agreement of July 28, 2006, Axion was to advance a loan to one of the unrelated parties to pay for its portion of the purchase price.  During the 2006 year, Axion advanced a loan in the amount of $516,028 to two shareholders of this party for a one year term, bearing interest rate at 10% per annum.  The loan was repaid during the 2006 year.

On March 13, 2007, Axion authorized  Envision Credit Union (“ECU”) to make a demand loan to THL in the amount of $1.4 million (CAD) for the benefit of the other two shareholders, Can-Italia and 449991 (the “Loan”).  The parties have acknowledged that the Loan is for the sole benefit of 449991 and Can-Italia and have agreed that none of THL, Axion or the president of the Company will have responsibility for payments of the Loan and that THL, Axion and the president will be fully indemnified for any expenses or payments they become liable for thereunder.  In exchange for the Loan, ECU received a promissory note from THL requiring the payment of interest only at the rate of prime plus 1% per annum until ECU demands payment of the principal, a mortgage against the Property and a security interest in the personal property of THL.  ECU also required Axion and the president of the Company to enter into a Debt Service Agreement.

Pursuant to the Debt Service Agreement, the president and Axion agree that they will be responsible for the monthly interest payments required by the promissory note in the event that 449991 and Can-Italia fail to make the payments as required.

If 449991 and Can-Italia default on the loan obligation to ECU, Axion will be entitled, but not obligated, to purchase the shares of stock in THL that are owned by the responsible parties at a price discount to market.  If Axion exercises its right to purchase the stock owned by the responsible parties, then it will have no further recourse against 449991 and Can-Italia for payment of the Loan.  If Axion does not exercise its right to purchase the stock owned by the responsible parties, then the responsible parties agree that they shall indemnify and hold the president, Axion and THL harmless from and against any amounts that they or any of them may pay in order to bring the Loan into good standing or to prevent ECU from foreclosing on its security, including, without limiting the generality of the foregoing, any payments of principal, interest, and legal fees made by Axion, the president or THL.

The Company considered the limited exception contained in FIN 46R exempting from consideration as a Variable Interest Entity a joint venture that is a business, under certain conditions.  In the Company’s view, this joint venture meets these conditions.

8.

CONTINGENT LIABILITIES

a)

The Company is ordinarily involved in claims and lawsuits which arise in the normal     course of business.  Except as disclosed below, in management’s opinion none of these claims will have a significant effect on the Company’s financial condition.

b)

The Company is a defendant in several legal actions commenced by certain trade   creditors of one of its wholly-owned US subsidiaries.  The ultimate liability, if any, arising from this action is not expected to exceed $20,000 and will be recorded at the time of that determination, if necessary.

c)

The Company has contractually agreed with participating employees that a portion of the funds earned by the employee would be held in trust and invested by the Company on behalf of the employee.  The contract contains a simple guarantee by the Company that it will reimburse the employee for any lost investment principal.  The Company is also entitled to 50% of any investment profits realized.

The guarantee of the principal provided by the Company represents a contingent liability.   Accordingly, the Company accrues a loss as a charge to income to the extent that an employee’s investment principal has been depleted by investment losses.   To date this situation has not arisen.  The Company recognizes its share of investment profits on funds held for employees on an accrual basis.

The principal amount of the fund at September 30, 2007 is $73,940. The above arrangement was subsequently terminated and the funds were paid out on October 2, 2007.

9.

BANK LOAN

On October 11, 2006, the Company arranged for a credit facility in the amount of $1,785,714 ($2,000,000 CAD) (the “Credit Facility”) from the Royal Bank of Canada (the “Bank”).  The Credit Facility bore interest at the prime rate as announced by the Bank, plus 0.50% per year.  Blended payments of interest and principal in the amount of $14,914 CAD are due each month.  Principal is due to be paid in full on the last day of a two to five year term chosen by the Company on the date of a draw down.  Repayment of the Credit Facility is secured by a mortgage, which includes an assignment of rents, against the property where the Company’s head office is located and a guarantee and postponement of claim signed by the Company in favor of the Bank.  The loan balance of $1,710,000 CAD was fully repaid on August 13, 2007.

On May 1, 2007, the Company arranged for an unsecured credit facility in the amount of $25,000 from the Bank of America at an interest rate of 9.24% per annum payable monthly.

10.

CAPITAL STOCK

Issuance of Capital Stock

On April 9, 2007, the President and director of the Company entered into a Securities Purchase Agreement with the Company pursuant to which he purchased units consisting of one share of common stock and warrants to purchase three shares of common stock, at a price of $0.20 per unit.  The President purchased a total of 2,941,175 units, representing 2,941,175 shares of common stock and warrants to purchase additional 8,823,525 shares, for a total purchase price of $588,235.  Share issuance costs totalling $60,000 were incurred by the Company.  The warrants have an exercise price of $0.20, a term of 10 years and will expire, if not exercised, on April 9, 2017.

Stock-based Compensation

During the 2007 period, the Company issued options to consultants to acquire 250,000 common shares of the Company at an exercise price of $0.30 per share, exercisable for a period of 2 years.  The estimated fair value of these options, totalling $10,000 is recognized in the statement of operations.

The Company also recognized an expense of $19,224 in respect to stock options granted in the 2006 year, which are vested as of September 30, 2007.

Treasury Stock

On July 23, 2007, the Company announced that it will be initiating a stock purchase program beginning immediately.  The purchases will occur from time to time at the Company’s discretion, with the Company’s currently available cash reserves.  No specific number of shares or dollar value has been established by the Company.

For the 3 month period ended September 30, 2007, the Company repurchased 1,197,307 shares for a total cost of $237,252.

11.

SUBSEQUENT EVENTS

Treasury Stock

Subsequent to September 30, 2007, the Company has repurchased additional 733,887 shares for a total cost of $144,656.  As of October 26, 2007, we had purchased 1,931,194 shares at a total cost of $381,908.  The Company intends to continue buying back its common stock from time to time, at the discretion of the board of directors, with its available cash resources.

12.

SEGMENTED INFORMATION

The Company has three reportable segments:

- Auction, Liquidation and Technology Business segment

- Real Property and Property Development segment

- Investment segment

Through the Auction, Liquidation and Technology Business segment, the Company provides auction broadcast technology, liquidation and merchandizing services, and technology to businesses to assist them with managing the sale of their products.

This segment information consists of the iCollector, NAA Live, Jarvis, Unlimited Closeouts and Rapidfusion operations.

Through the Real Property and Property Development segment, the Company manages its real property and property development.  This segment information consists of the 0716590 B.C. Ltd., a holding company where the Ableauctions’ head office is located - 1963 Lougheed Highway, Coquitlam, B.C., Gruv Development Corporation, the Company’s real estate project located at 9643 King George Highway, Surrey, and the Company’s interest in the Township Holdings’ joint venture.

Through the Investment segment, the Company manages its marketable securities and loans to third parties.  This segment consists of investments by Axion Investment Corporation and Ableauctions.com Inc.

The Other segment encompasses all other activities of the Company and the expenses incurred by Ableauctions.com Inc.

The Company's reportable segments are strategic business units that offer different products and services and are managed separately.

Following is the segmented information for the nine month period ended September 30, 2007:

	Real Property & Property Development	Investment	Auction, Liquidation & Technology Businesses	Other	Total

External revenue by market
US	-	-	3,711,123	-	3,711,123
Canada	90,181	-	333,860	-	424,041
Other	-	-	34,828	-	34,828
Total Revenue From External Customer	90,181	-	4,079,811	-	4,169,992
Investment income	-	325,981	-	-	325,981
Interest expense	50,219	-	-	-	50,219
Depreciation and amortization	28,994	-	103,886	-	132,880
Segment profit	(92,436)	420,026	67,800	(202,768)	192,622
Segment assets	8,854,468	2,398,788	3,671,889	406,635	15,331,780
Expenditures on long-lived assets	1,945,093	-	10,907	-	1,956,000
Investment in joint venture	1,459,984	-	-	-	1,459,984

Following is the segmented information for the nine month period ended September 30, 2006:

	Real Property & Property Development	Investment	Auction, Liquidation & Technology Businesses	Other	Total

External revenue by market
US	-	-	4,612,716	-	4,612,716
Canada	93,751	-	350,235	-	443,986
Other	-	-	22,895	-	22,895
Total Revenue From External Customer	93,751	-	4,985,846	-	5,079,597
Investment income	-	256,680	-	198,037	454,717
Interest expense	-	17,764	-	-	17,764
Depreciation and amortization	29,800	-	108,510	-	138,310
Segment profit	(15,361)	313,449	55,333	(125,816)	227,605
Segment assets	5,254,955	4,338,031	3,713,677	156,123	13,462,786
Expenditures on long-lived assets	89,575	-	219,968	-	309,543
Investment in joint venture	1,290,072	-	-	-	1,290,072

13.

OPERATING EXPENSES

	3 MONTHS ENDED SEPTEMBER 30		9 MONTHS ENDED SEPTEMBER 30
	2007	2006	2007	2006

Operating Expenses
Accounting and legal	$ (2,745)	$ 7,552	$ 53,525	$ 140,529
Advertising and promotion	19,417	46,256	48,221	98,931
Automobile	2,470	2,623	7,147	6,773
Bad debts	-	19,257	32,503	(2,397)
Commission	169,624	186,940	489,956	743,265
Interest expense	14,898	90	50,219	17,764
Insurance	7,756	7,353	26,360	17,631
Investor relations and shareholder information	29,574	9,794	75,874	19,546
Management fees	39,000	39,000	117,000	117,000
Office and administration	29,790	15,627	77,555	68,757
Rent, utilities, and property tax	18,899	19,750	67,894	49,116
Repairs and maintenance	4,807	4,644	31,048	13,867
Salaries and benefits	242,221	163,514	719,250	529,419
Telephone	10,344	12,304	31,018	43,934
Travel	16,261	9,783	39,710	58,526
Website Maintenance	29,698	15,984	76,602	48,845

Total operating expenses	$ 632,014	$ 560,471	$ 1,943,882	$ 1,971,506